UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2008

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 31, 2008.

Luxottica sees strong growth in net sales for 2Q08: +12.6% at constant exchange rates, +2.1% at current exchange rates

Milan and Agordo, Italy - July 31, 2008 - The Board of Directors of Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, convened today in Agordo by chairman Leonardo Del Vecchio, approved financial results for the three- and six-month periods ended June 30, 2008(1). Financial highlights for the periods in accordance with U.S. GAAP are set forth below. A detailed balance sheet, income statements and other financial tables are attached to this press release.

Second quarter of 2008(1)

In millions of Euro	2Q08	Change at current exchange rates	Change at constant exchange rates

Consolidated sales
Group	1,354.4	+2.1%	+12.6%
Wholesale third parties	583.4	+21.9%	+28.3%
Retail	771.1	-9.1%	+3.8%
Comp. Sales Retail(2)	––	––	-2.8%

Operating margin		Change vs. pro forma(4),(5)
Group	17.0%	-60 bps
Wholesale	25.1%	-20 bps
Retail	11.2%	-120 bps

EBITDA margin(3)	21.8%	-70 bps

		Change at current exchange rates(5)	Change in U.S.$(5)
EPS (in Euro)	0.29	-6.8%	+8.0%
- Before trademark amortization(3)	0.32	-4.5%	+10.7%

First half of 2008(1)

In millions of Euro	1H08	Change at current exchange rates	Change at constant exchange rates

Consolidated sales
Group	2,753.1	+4.8%	+14.6%
Wholesale third parties	1,202.9	+27.3%	+32.9%
Retail	1,550.2	-7.8%	+4.3%
Comp. Sales Retail(2)			-2.9%

Operating margin		Change vs. pro forma(4), (5)
Group	15.9%	-70 bps
Wholesale	24.7%	+40 bps
Retail	9.9%	-220 bps

EBITDA margin(3)	20.7%	-80 bps

		Change at current exchange rates(5)	Change in U.S.$(5)
EPS (in Euro)	0.52	-12.9%	+0.4%
- Before trademark amortization(3)	0.57	-9.6%	+4.1%

Andrea Guerra, chief executive officer of Luxottica Group, commented: “This year our Group is facing two significant challenges: the further significant devaluation in the U.S. currency against the Euro, which has reached approximately 13% year-to-date, and a slowdown in the global economy, particularly in North America. We have been taking steps to proactively tackle the second challenge, including significant transactions such as the merger with Oakley. In fact, we are already seeing the benefits of these actions: for the quarter, consolidated sales at constant exchange rates rose by 12.6%, while net income(5) in U.S. dollars rose by 8%. This resulted in an outstanding net income margin for the quarter of nearly 10%.

“Final results for the second quarter confirmed that we are on track to meet the previously announced financial outlook for the full year. For this, I am especially proud of our entire organization because, while the first half of this year was clearly challenging, the true strength and resilience of our business model was reflected in our ability to withstand and to quickly and efficiently react to the difficult market conditions that we faced in the period. Additionally, phase one of the Oakley integration is now nearly complete within only seven months of the merger and the business is already positively contributing to overall results.

“I am very pleased with our underlying performance for the quarter in North America, where pro forma sales were flat. Our results were well above those of the overall market and key peers. The initiatives taken to bring costs in line with the current environment have made our overall business model in the North American market more sound for the longer term. And, profitability has already improved significantly from the first quarter of this year.

“Total wholesale sales for the quarter, including Oakley, rose year-over-year by 21.2%, reflecting the 13th consecutive quarter of double-digit growth. Within this business, we continued to see positive performances, especially in North America, and achieved overall satisfactory results in continental Europe and emerging markets, while seeing a slowdown in southern Europe and Japan. At the same time, we believe we are extremely well-positioned to tackle the challenges ahead due to: a truly global presence; the ability to forge even closer relationships with key clients; the investments made over the past few years in an ever-stronger and increasingly effective organization; and, the strongest and most well-balanced brand portfolio in the industry. Additionally, following several years of continued strong growth in manufacturing capacity to manage demand, today we are able to realize efficiencies and increasing quality levels within our manufacturing operations.”

In terms of brands, both Ray-Ban and Oakley posted another strong quarter, while luxury brands showed some signs of weakness as a result of the overall challenging environment. In particular, Ray-Ban continued to grow due, in part, to the strength of the Wayfarer, which is now the second best-selling model worldwide. Oakley, on the other hand, was outstanding across all regions, due, in part, to strong performances by its athletes and anticipation of the brand’s expected strong visibility at the upcoming Olympics in Beijing.

The merger with Oakley is one of the most important developments in our business of recent years. Only twelve months after the announcement of the transaction, the new journey on which the Group has embarked continues to make significant progress: the integration of the European portion of the Oakley business was completed as of the end of the second quarter; the new teams are already on the ground and making a difference; the sports channel is ready; the new emerging markets structure is up and running; the focus within retail has been on cross-selling opportunities at LensCrafters and Sunglass Hut and the integration of Oakley’s retail chains Sunglass Icon and Bright Eyes into Luxottica’s existing retail structure. Finally, most other phase one projects, including sourcing and sun lens strategy, have either been completed or are nearing completion.

Management now expects that one-time charges in connection with the merger with Oakley will be a total of €20 million, compared with the previously expected €25 million, resulting in a slightly lower impact of these charges on the second half of this year.

Luxottica Group’s consolidated net debt(3) on June 30, 2008, was €2,839.7 million, reflecting a consolidated net debt to pro forma EBITDA ratio(3) of 2.6x. Free cash flow generation for the quarter was again particularly positive, further underlining the strength of our business model.

Today the Group’s Board of Directors also approved the Company’s financial results for the six-month period ended June 30, 2008 in accordance with International Financial Reporting Standards (IFRS).

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Italian Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

Notes to the release

1.               All comparisons, including percentage changes, are between the three- and six-month periods ended June 30, 2008 and 2007.

2.              Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

3.              EBITDA, pro forma EBITDA, EBITDA margin, net debt, the ratio of net debt to pro forma EBITDA and EPS before trademark amortization are non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached.

4.              Pro forma data reflects the inclusion of consolidated results for Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

5.              Excluding a non-recurring gain related to the sale of a real estate property in the second quarter of 2007. The impact of the sale was a gain of approximately €20 million before taxes.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,200 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes our key house brand, Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace, and other key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches over 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants, in the only two China-based plants wholly-owned by a premium eyewear manufacturer, and in manufacturing facilities in the United States acquired as part of the Oakley acquisition. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and investor relations contacts

Media Relations:

Luca Biondolillo, Head of International Communications

Tel.: +39 (02) 8633 4668

Mobile: +39 (335) 7870 903

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici, Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: InvestorRelations@Luxottica.com

 - APPENDIX AND TABLES TO FOLLOW -

NON-U.S. GAAP MEASURES:

Earnings per share before trademark amortization:

Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.  The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared to that of other companies in its industry.  Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

-       improve transparency for investors;

-       assist investors in their assessment of the Company’s operating performance;

-       ensure that these measures are fully understood in light of how the Company evaluates its operating results;

-       properly define the metrics used and confirm their calculation; and,

-       share these measures with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies. The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

-      EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as an element of our costs.  Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of EPS before trademark amortization to EPS for the three and six months ending June 30, 2007 and 2008, respectively, which is the most directly comparable U.S.GAAP financial measure.

Non-U.S. GAAP Measures: EPS before Trademark Amortization

(In millions of Euro, unless otherwise noted)

	2Q07	2Q08
Trademark amortization and other similar intangible assets	15	19
(+)

Taxes on trademark amortization and other similar intangible assets	(6)	(7)
(-)

Trademark amortization and other similar intangible assets, net of taxes	9	12
(=)

Average number of shares outstanding as of 2Q (in thousands)	455,001	456,481
(/)
Trademark amortization and other similar intangible assets, net of taxes, per share	0.02	0.03
(=)
EPS (1) (+)	0.31	0.29
EPS before trademark amortization and other similar intangible assets, net of taxes	0.33	0.32
(=)

(1)        Excluding a non-recurring gain related to the sale of a real estate property in the second quarter of 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes equivalent to €0.03 at EPS level.

Non-U.S. GAAP Measures: EPS before Trademark Amortization

(In millions of Euro, unless otherwise noted)

	June 07	June 08
Trademark amortization and other similar intangible assets	30	41
(+)

Taxes on trademark amortization and other similar intangible assets	(11)	(15)
(-)

Trademark amortization and other similar intangible assets, net of taxes	19	26
(=)

Average number of shares outstanding as of June 30 (in thousands)	454,498	456,410
(/)
Trademark amortization and other similar intangible assets, net of taxes, per share	0.04	0.06
(=)
EPS (1) (+)	0.59	0.52
EPS before trademark amortization and other similar intangible assets, net of taxes	0.64	0.57
(=)

(1) Excluding a non-recurring gain related to the sale of a real estate property in the second quarter of 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes equivalent to €0.03 at EPS level.

NON-GAAP MEASURE:

EBITDA, PRO FORMA EBITDA, EBITDA MARGIN, NET DEBT AND NET DEBT TO PRO FORMA EBITDA RATIO

Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash and cash equivalents.  EBITDA represents income from operations before depreciation and amortization.  Pro forma EBITDA reflects the consolidated EBITDA of the Company as adjusted to include the results of operations of Oakley, Inc., which was acquired by the Company on November 14, 2007, as if it had been acquired on January 1, 2007.  EBITDA margin means EBITDA divided by net sales. The Company believes that pro forma EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared to that of other companies in its industry.  Our calculation of pro forma EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. The net debt to pro forma EBITDA ratio allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

Management also believes that the ratio of net debt to pro forma EBITDA, is useful to investors because it allows investors to assess the impact of cash flows on the Company’s level of leverage.  EBITDA, pro forma EBITDA, EBITDA margin, net debt and the ratio of net debt to pro forma EBITDA are not measures of performance under accounting principles generally accepted in the United States (US GAAP).  We include them in this press release in order to:

-                    improve transparency for investors;

-                    assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

-                    assist investors in their assessment of the Company’s cost of debt;

-                    ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

-                    properly define the metrics used and confirm their calculation; and

-                    share these measures with all investors at the same time.

EBITDA, pro forma EBITDA, EBITDA margin, net debt and the ratio of net debt to pro forma EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with US GAAP.  Rather, these non-GAAP measures should be used as a supplement to US GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under US GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EBITDA and pro forma EBITDA, EBITDA margin, net debt and the ratio of net debt to pro forma EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA, pro forma EBITDA, EBITDA margin, net debt and the ratio of net debt to pro forma EBITDA as evaluative tools may have certain limitations, including the following:

-                    EBITDA and pro forma EBITDA do not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations.

-                    EBITDA and pro forma EBITDA do not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations.

-                    EBITDA and pro forma EBITDA do not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations.

-                    EBITDA and pro forma EBITDA do not reflect cash expenditures or future requirements for capital expenditures or contractual commitments.

-       EBITDA and pro forma EBITDA do not reflect changes in, or cash requirements for, working capital needs.

-                    EBITDA and pro forma EBITDA do not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

-                    Net debt and the ratio of net debt to pro forma EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.  Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA, pro forma EBITDA, EBITDA margin, net debt and the ratio of net debt to pro forma EBITDA as two of several comparative tools, together with US GAAP measurements, to assist in the evaluation of our future operating performance and leverage.

See the tables on the following page for (1) a reconciliation of net debt as of June 30, 2008 and December 31, 2007 to long-term debt as of June 30, 2008 and December 31, 2007, which is the most directly comparable US GAAP financial measure, (2) a reconciliation of EBITDA to income from operations for June 30, 2008 and pro forma EBITDA to income from operations for June 30, 2007 and December 31, 2007, which is the most directly comparable US GAAP financial measure, (3) the calculation of EBITDA margin on net sales and (4) the calculation of the ratio of net debt to pro forma EBITDA.

NON-U.S.GAAP MEASURE:
NET DEBT

Millions of Euro	Dec 31, 2007	Jun 30, 2008
Long-term debt	1,926.5	2,153.5
(+)
Current portion of long-term debt	792.6	462.3
(+)
Bank overdrafts	455.6	454.0
(+)
Cash	(302.9)	(229.9)
(-)
Net debt	2,871.8	2,839.7
(=)

NON-U.S. GAAP MEASURE:
EBITDA, pro forma EBITDA and ratio of net debt to pro forma EBITDA

	June, 07	FY07		EBITDA LTM as of June 30, 2008
In Millions of Euro	Pro forma (1)	Pro forma (1)	June, 08	Pro forma (1)
	(-)	(+)	(+)	(=)

Income from operations	(508.9)	878.1	437.2	806.5
(+)
Depreciation & amortization	(143.9)	288.2	132.8	277.1
(+)
EBITDA	(652.7)	1,166.3	570.0	1,083.6
(=)
Net debt / EBITDA		2.5x		2.6x

(1) These consolidated pro forma amounts reflect the inclusion of consolidated results of Oakley Inc., a subsidiary that was acquired in November 2007, for the first six months of 2007 (as it is in 2008) and assume the same trademark amortization for 2007 as in 2008, to allow to a better comparison of the two periods discussed. This information does not purport to be indicative of the actual results that would have been achieved had the Oakley acquisition been completed as of January 1, 2007.

NON-U.S. GAAP MEASURE:
EBITDA and EBITDA margin

	June, 07		June 08 vs June 07
Millions of Euro	Pro forma (1)(2)	June, 08	Pro forma (1) (2)
	(-)	(+)	(=)

Income from operations	(488.9)	437.2
(+)
Depreciation & amortization	(143.9)	132.8
(+)
EBITDA	(632.7)	570.0
(=)
EBITDA margin	21.5%	20.7%	-80 bps

	2Q 07		2Q 08 vs 2Q 07
Millions of Euro	Pro forma (1)(2)	2Q 08	Pro forma (1) (2)
	(-)	(+)	(=)

Income from operations	(264.0)	230.2
(+)
Depreciation & amortization	(73.6)	64.5
(+)
EBITDA	(337.5)	294.7
(=)
EBITDA margin	22.5%	21.8%	-70 bps

(1) These consolidated pro-forma amounts reflect the inclusion of consolidated results of Oakley Inc., a subsidiary that was acquired in November 2007, for the three and six months ended June 30, 2007 (as it is in 2008) and assume the same trademark amortization for 2007

(2) Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2008 AND JUNE 30, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	1,354,442	1,326,777	2.1%

NET INCOME	132,580	154,581	-14.2%

NET INCOME w/o one-time gain (4)	132,580	141,768	-6.5%

BASIC EARNINGS PER SHARE (ADS) (2) (4):	0.29	0.31	-6.8%

EPS PRE-TRADEMARK AMORTIZATION (4) (5):	0.32	0.33	-4.5%

KEY FIGURES IN THOUSANDS OF US DOLLARS (1) (3)

	2008	2007	% Change

NET SALES	2,115,909	1,788,363	18.3%

NET INCOME	207,116	208,360	-0.6%

NET INCOME w/o one-time gain (4)	207,116	191,089	8.4%

BASIC EARNINGS PER SHARE (ADS) (2) (4):	0.45	0.42	8.0%

EPS PRE-TRADEMARK AMORTIZATION (4) (5):	0.50	0.45	10.7%

Notes :	2008	2007
(1) Average exchange rate (in US dollars per Euro)	1.5622	1.3479
(2) Weighted average number of outstanding shares	456,481,130	455,000,671
(3) Except earnings per share (ADS), which are expressed in Euro and US dollars, respectively

(4)  Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

(5) EPS before trademark amortization is a non-US GAAP measure. For additional disclosure regarding such measure, please see the non-US GAAP measure table attached to this release.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2008 AND JUNE 30, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	2,753,145	2,626,602	4.8%

NET INCOME	236,285	282,837	-16.5%

NET INCOME w/o one-time gain (4)	236,285	270,024	-12.5%

BASIC EARNINGS PER SHARE (ADS) (2) (4):	0.52	0.59	-12.9%

EPS PRE-TRADEMARK AMORTIZATION (4) (5):	0.57	0.64	-9.6%

KEY FIGURES IN THOUSANDS OF US DOLLARS  (1) (3)

	2008	2007	% Change

NET SALES	4,213,413	3,490,229	20.7%

NET INCOME	361,611	375,834	-3.8%

NET INCOME w/o one-time gain (4)	361,611	358,808	0.8%

BASIC EARNINGS PER SHARE (ADS) (2) (4):	0.79	0.79	0.4%

EPS PRE-TRADEMARK AMORTIZATION (4) (5):	0.88	0.84	4.1%

Notes :	2008	2007
(1) Average exchange rate (in US dollars per Euro)	1.5304	1.3288
(2) Weighted average number of outstanding shares	456,410,218	454,498,282
(3) Except earnings per share (ADS), which are expressed in Euro and US dollars, respectively

(4)  Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

(5) EPS before trademark amortization is a non-US GAAP measure. For additional disclosure regarding such measure, please see the non-US GAAP measure table attached to this release.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2008 AND JUNE 30, 2007

In thousands of Euro (1)	2Q08	% of sales	2Q07 (2)	% of sales	% Change

NET SALES	1,354,442	100.0%	1,326,777	100.0%	2.1%
COST OF SALES	(437,408)		(398,980)
GROSS PROFIT	917,034	67.7%	927,797	69.9%	-1.2%
OPERATING EXPENSES:
SELLING EXPENSES	(410,234)		(404,134)
ROYALTIES	(33,539)		(36,320)
ADVERTISING EXPENSES	(102,129)		(100,296)
GENERAL AND ADMINISTRATIVE EXPENSES	(121,632)		(129,356)
TRADEMARK AMORTIZATION	(19,323)		(15,226)
TOTAL	(686,857)		(685,331)
OPERATING INCOME	230,177	17.0%	242,466	18.3%	-5.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(30,448)		(21,119)
INTEREST INCOME	3,324		3,826
OTHER - NET	3,528		2,760
OTHER INCOME (EXPENSES)-NET	(23,596)		(14,533)
INCOME BEFORE PROVISION FOR INCOME TAXES	206,581	15.3%	227,933	17.2%	-9.4%
PROVISION FOR INCOME TAXES	(70,229)		(82,056)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	136,352		145,877
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(3,772)		(4,109)
NET INCOME	132,580	9.8%	141,768	10.7%	-6.5%
BASIC EARNINGS PER SHARE (ADS):	0.29		0.31
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.29		0.31

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,481,130		455,000,671
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,776,190		458,593,162

Notes :

(1)	Except earnings per share (ADS), which are expressed in Euro
(2)

Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007.  The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2008 AND JUNE 30, 2007

In thousands of Euro (1)	1H2008	% of sales	1H2007 (2)	% of sales	% Change

NET SALES	2,753,145	100.0%	2,626,602	100.0%	4.8%
COST OF SALES	(908,318)		(815,874)
GROSS PROFIT	1,844,827	67.0%	1,810,728	68.9%	1.9%
OPERATING EXPENSES:
SELLING EXPENSES	(845,311)		(809,040)
ROYALTIES	(68,512)		(70,811)
ADVERTISING EXPENSES	(195,068)		(185,759)
GENERAL AND ADMINISTRATIVE EXPENSES	(258,178)		(248,284)
TRADEMARK AMORTIZATION	(40,524)		(30,243)
TOTAL	(1,407,593)		(1,344,137)
OPERATING INCOME	437,234	15.9%	466,591	17.8%	-6.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(64,804)		(38,956)
INTEREST INCOME	6,265		6,834
OTHER - NET	(1,646)		2,382
OTHER INCOME (EXPENSES)-NET	(60,185)		(29,740)
INCOME BEFORE PROVISION FOR INCOME TAXES	377,049	13.7%	436,851	16.6%	-13.7%
PROVISION FOR INCOME TAXES	(129,893)		(157,266)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	247,156		279,584
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(10,871)		(9,560)
NET INCOME	236,285	8.6%	270,024	10.3%	-12.5%
BASIC EARNINGS PER SHARE (ADS):	0.52		0.59
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.52		0.59
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,410,218		454,498,282
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,792,534		457,970,000

Notes :

(1)	Except earnings per share (ADS), which are expressed in Euro
(2)

Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

In thousands of Euro	June 30, 2008	December 31, 2007

CURRENT ASSETS:
CASH	229,941	302,894
MARKETABLE SECURITIES	2,385	21,345
ACCOUNTS RECEIVABLE	814,041	665,184
SALES AND INCOME TAXES RECEIVABLE	54,143	89,000
INVENTORIES	557,403	575,016
PREPAID EXPENSES AND OTHER	149,796	139,305
DEFERRED TAX ASSETS - CURRENT	127,928	117,853
TOTAL CURRENT ASSETS	1,935,637	1,910,597

PROPERTY, PLANT AND EQUIPMENT - NET	1,050,042	1,057,782

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,678,995	3,907,957
INVESTMENTS	18,339	17,668
OTHER ASSETS	177,503	194,329
SALES AND INCOME TAXES RECEIVABLE	1,955	1,042
DEFERRED TAX ASSETS - NON-CURRENT	73,873	67,891
TOTAL OTHER ASSETS	3,950,665	4,188,887

TOTAL	6,936,344	7,157,266

CURRENT LIABILITIES:
BANK OVERDRAFTS	453,960	455,588
CURRENT PORTION OF LONG-TERM DEBT	462,254	792,617
ACCOUNTS PAYABLE	359,329	423,432
ACCRUED EXPENSES AND OTHER	427,730	441,721
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	31,183	26,557
INCOME TAXES PAYABLE	31,315	19,314
TOTAL CURRENT LIABILITIES	1,765,771	2,159,229

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,153,454	1,926,523
LIABILITY FOR TERMINATION INDEMNITIES	56,900	56,911
DEFERRED TAX LIABILITIES - NON-CURRENT	225,507	248,377
OTHER	239,007	229,972
TOTAL LONG-TERM LIABILITIES	2,674,868	2,461,782

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	35,524	41,097

SHAREHOLDERS’ EQUITY:
462,984,820 ORDINARY SHARES AUTHORIZED AND ISSUED — 456,550,034 SHARES OUTSTANDING	27,779	27,757
NET INCOME	236,285	492,204
RETAINED EARNINGS	2,196,117	1,975,196
TOTAL SHAREHOLDERS’ EQUITY	2,460,181	2,495,158

TOTAL	6,936,344	7,157,266

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2008 AND JUNE 30, 2007

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2008

Net Sales	1,404,478	1,550,201	(201,535)	2,753,145
Operating Income	346,249	153,549	(62,564)	437,234
% of sales	24.7%	9.9%		15.9%
Capital Expenditures	51,972	78,437		130,408
Depreciation & Amortization	44,840	58,930	29,008	132,778
Assets	2,804,608	1,444,747	2,686,989	6,936,344

2007 (2)

Net Sales	1,119,828	1,681,571	(174,797)	2,626,602
Operating Income	315,743	205,158	(34,291)	486,611
% of sales	28.2%	12.2%		18.5%
Capital Expenditures	45,573	78,439		124,012
Depreciation & Amortization	32,085	60,959	19,896	112,940
Assets	2,205,933	1,447,087	1,727,471	5,380,490

2007 Pro-forma (1) (2)

Net Sales	1,408,171	1,762,721	(224,421)	2,946,471
Operating income	342,776	213,570	(47,460)	508,886
% of sales	24.3%	12.1%		17.3%
Depreciation & Amortization	45,697	65,087	33,066	143,850

Notes :

(1)

The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Oakley for both years 2007 and 2008. They reflect the consolidation of Oakley results for the first six months of 2007 (as it is in 2008) and apply to 2007 the same trademark amortization as in 2008. This information does not purport to be indicative of the actual result that would have been achieved had the Oakley acquisition been completed as of January 1, 2007.

(2)

Including non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008, PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB

COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008

	US GAAP								IAS / IFRS
In thousands of Euro (1)	1H2008	IFRS 2	IFRS 3	IAS 12	IAS 19	IAS 38	IAS 39	Total	1H2008
		Stock option	Business combination	Income Taxes	Employee benefit	Intangible Depreciation	Derivatives	Adj. IAS-IFRS

NET SALES	2,753,145								2,753,145
COST OF SALES	(908,318)		(760)					(760)	(909,078)
GROSS PROFIT	1,844,827		(760)					(760)	1,844,067
OPERATING EXPENSES:
SELLING EXPENSES	(845,311)		(1,452)					(1,452)	(846,763)
ROYALTIES	(68,512)								(68,512)
ADVERTISING EXPENSES	(195,068)					705		705	(194,363)
GENERAL AND ADMINISTRATIVE EXPENSES	(258,178)		(4,420)		268			(4,152)	(262,331)
TRADEMARK AMORTIZATION	(40,524)								(40,524)
TOTAL	(1,407,593)		(5,873)		268	705		(4,900)	(1,412,493)

OPERATING INCOME	437,234		(6,633)		268	705		(5,660)	431,574
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(64,804)		(1,611)				6,287	4,676	(60,128)
INTEREST INCOME	6,265								6,265
OTHER - NET	(1,646)						37	37	(1,609)
OTHER INCOME (EXPENSES)-NET	(60,185)		(1,611)				6,324	4,712	(55,473)
INCOME BEFORE PROVISION FOR INCOME TAXES	377,049		(8,244)		268	705	6,324	(948)	376,101
PROVISION FOR INCOME TAXES	(129,893)	(4,596)	2,401	6,494	(148)	(271)	(1,746)	2,134	(127,759)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	247,156	(4,596)	(5,843)	6,494	120	434	4,578	1,186	248,342
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(10,871)		5,469					5,469	(5,402)
NET INCOME	236,285	(4,596)	(374)	6,494	120	434	4,578	6,655	242,940
BASIC EARNINGS PER SHARE (ADS) (1)	0.52								0.53
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.52								0.53

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,410,218								456,410,218
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,792,534								458,013,955

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: August 1, 2008	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER